Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions)

	Nine Months Ended September 30	Years Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS:
Income (loss) from continuing operations before income taxes	$725	$531	$(137)	$712	$(3,130)
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Total earnings, before interest credited to contractholders	725	531	(137)	712	(3,130)
Interest credited to contractholders [1]	752	1,526	1,554	1,613	1,596
Total earnings	$1,477	$2,057	$1,417	$2,325	$(1,534)

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	—	—
Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Interest credited to contractholders [1]	752	1,526	1,554	1,613	1,596
Total fixed charges	$752	$1,526	$1,554	$1,613	$1,596
RATIOS:
Total earnings to total fixed charges [2]	2	1.3	NM	1.4	NM

Deficiency of total earnings to total fixed charges [3]	$—	$—	$137	$—	$3,130

Ratio before interest credited to contractholders

Total earnings to total fixed charges [2] [4]	NM	NM	NM	NM	NM
[1] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2] Ratios of less than one-to-one are presented as “NM” or not meaningful.
[3] Represents additional earnings that would be necessary to result in a one-to-one ratio.
[4] This secondary ratio is disclosed for the convenience of policyholders invested in the Company's general account and Consumer Note holders.